August 28, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Mr. Jay Ingram, Legal Branch Chief

 Re:

Quality WallBeds, Inc.

First Amendment to Registration Statement on Form S-1

File No. 333-183104

Filed August 28, 2012

Below are QualityWallBeds, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated August 22, 2012.  On behalf of the Company, on August 28, 2012, I transmitted via EDGAR the Company’s First Amendment to Registration Statement on Form S-1.

Registration Statement’s Facing Page

1.

The primary standard industrial classification code has been revised.

Outside Front Cover Page

2.

We have amended our disclosure accordingly.

We occupy our business under a yearly non-cancelable lease…, page 1-6

3.

We have amended our disclosure accordingly in both places in our document.

Because we can issue additional shares of common stock….. page I-8

4.

We apologize for this error and have amended our document accordingly.

Since our Secretary/Treasurer, Michael J. Daniels is also our Chief Financial Officer and controlling shareholder…, page I-8

5.

We have amended our disclosure accordingly.

6.

We have amended our disclosure per your comment.

At the present time our Officers and Directors provide their services on an unpaid business…, page I-9.

7.

We have amended our disclosure accordingly.

Selling Security Holders, page I-10

8.

We revised the disclosure for clarity.

9.

We have amended our disclosure accordingly.

10.

We have amended our disclosure per your comment.  We have identified Evan Scutero as the son of Joseph Scutero.  We have not identified Ruth Scutero as the mother as this was a child from a different marriage.

Plan of Distribution, page I-12

11.

We have amended our disclosure per your comment.

Background of Executive Officers and Directors, page I-13

12.

We have amended our disclosure per your comment.

13.

We have amended our disclosure per your comment.

14.

We have amended our disclosure per your comment.

Business Development, page I-16

15.

We have amended our disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition, page I-20

Results of Operations, page I-21

16.

We have expanded our discussion to include the bullet points listed by this examiner.

Liquidity and Capital Resources, page I-21

17.

We have expanded our discussion per your comment.

18.

We have removed the word ‘not’ to clarify the sentence.

Critical Accounting Policies

19.

We have amended our disclosure per your comment.

Description of Property, page I-22

20.

We have reviewed the Exhibit List under Item 601(b)(10) of Regulation S-K and have determined that the filing of our lease as an exhibit is not appropriate at this time.

Disclosure in the financial statements for line items require the company to line item all expenditures in a category that are ten percent (10%) or greater of the total expenses.  Our current lease amounts to approximately six percent (6%) of our total expenses and therefore is not accounted as a separate line item on our expenses.

Based on the annual cost of the lease not rising to the level of the ten percent (10%) level for disclosure in the financial statements we have decided not to provide the lease as an exhibit.  If the examiner feels that we must include a copy we will do so under Item 601 with our final revision of our registration statement.

Audit Committee, page I-22

21.

We have amended our disclosure per your comment.

Where You Can Find Further Information, page I-26

22.

We have amended our disclosure per your comment.

Financial Statements, page F-1

General

23.

We have reviewed ASC 280-10-50-40 and have determined that it is not applicable at this time.   Insofar as it is impractical to report the revenues from external customers for each product and service or each group of similar products and services, revenues may be reported as a single revenue.  Because our products offerings are of a single nature we believe that our financial statements are fairly and accurately presented according to GAAP requirements.

24.

We have reviewed ASC 825-10-50-20 and have resolved this comment by adding disclosures to the Notes to Financial Statements referencing Financial Instruments and Risk Concentration and Fair Value.

Balance Sheets, page F-4

(Response prepared by Robin L. Bigalke CPA)

25.

Our inventory consists of commonly used and ordinary supplies, parts, and small tools used during the assembly process.  All supplies, parts, and small tools are ordered per job along with raw materials.  And as such are consumable during normal operations.  The disclosed amounts represent net realizable value as the inventory is held solely to ensure timely order fulfillment and may or may not be used during the normal course of operations. Management conducts annual physical counts of supplies.

Statement of Stockholders’ Equity, page F-6

26.

We apologize for the error and have amended our document accordingly.

Please, do not hesitate to contact me at (727) 535-1917 should you have any questions.

Sincerely,

/s/ CATHERINE A BRADAICK

President